FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 14, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES SUCCESSFUL COMPLETION OF THE EUROPEAN STANDARDS QUALITY SYSTEM AUDIT AT ITS URALS STAMPINGS PLANT OAO

Chebarkul, Russia —February 14, 2008 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that specialists from the independent auditor group, LUZ, a scientific railway research institute located in Prague, completed its quality system audit of the Urals Stampings Plant OAO subsidiary for manufacturing railway axles to the European market.

The experts from LUZ carried out a full-scale audit of the plant, and they unanimously confirmed that the equipment for manufacturing railway axles is in compliance with its high standards. Additionally, the auditors confirmed all of the documentation with the TSI-H1 standard, that the production technological processes, such as forging, cooling and heating and thermal processing, as well as control and testing, storage, packing and shipping met their requirements and is now in compliance with the EN 13261 standard (The members of the EN standard are made up of countries from the European Union).

Since 1995, the Urals Stampings Plant OAO has produced railway axles, and these products have received several international certificates demonstrating their high quality. Furthermore, the plant’s management system is in compliance with the ISO 9001:2000 international standard, which is a universal indicator of a manufacture’s market position.

The production of railway locomotives axles, which are partially exported to the North American market, has been certified by the Association of American Railroads and is in compliance with the M 101 standard.

The manufacturing of rolling stock rough axles has been approved by the Register of Certification on the Federal Railway Transport to meet the requirements of GOST 30272 and GOST 30552.

By meeting the requirements of strict European product quality control standards, Mechel’s Urals Stampings Plant OAO has now entered into the European market. Immediately after signing the approval from the auditors, the plant received an inquiry from a Slovakian business.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  February 14, 2008